EXHIBIT 12.1

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,				Six Months Ended December 31,	Year Ended June 30,
	2009	2008	2007	2006	2005	2005
Determination of earnings:
Income (loss) from continuing operations before income taxes	$(1,626)	$(2,411)	$84,986	$22,067	$(302,284)	$(11,662)
Add:
Fixed Charges	12,300	13,450	18,131	22,590	10,103	20,287

Earnings, as adjusted	$10,674	$11,039	$103,117	$44,657	$(292,181)	$8,625

Fixed charges:
Interest expense (gross)(1)	$11,514	$12,681	$17,380	$22,055	$9,841	$19,829
Portion of rent representative of the interest factor(2)	786	769	751	535	262	458

Fixed charges	$12,300	$13,450	$18,131	$22,590	$10,103	$20,287

Deficiency of earnings available to cover fixed charges	$(1,626)	$(2,411)	N/A	N/A	$(302,284)	$(11,662)

Ratio of earnings to fixed charges	N/A	N/A	6:1	2:1	N/A	N/A

(1)

Interest expense includes amortization of deferred issuance costs of $1.0 million, $1.1 million, $1.6 million, $1.8 million, $976,000 and $1.8 million for the years ended December 31, 2009, 2008, 2007 and 2006, the six months ended December 31, 2005 and the fiscal year ended June 30, 2005, respectively.

(2)

Approximately 33 percent of annual rent expense is included in the computation. The Company believes this is a reasonable estimate of the interest factor in its leases, which are not material. The underlying rent amounts were $2.4 million, $2.3 million, $2.3 million, $1.6 million, $795,000 and $1.4 million for the years ended December 31, 2009, 2008, 2007 and 2006, the six months ended December 31, 2005 and the fiscal year ended June 30, 2005, respectively.